UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant's name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 31, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Board of Director's Election – External Audit 2017

Dear Sirs:

We hereby communicate as a Relevant Information Communication, that today, at the General Shareholders' Meeting of the company, the following decisions were taken:

1.	It was determined that the number of directors for the period 2017-2020 will be 9
2.	The following were elected as members of the Board for the period 2017-2020:
Independent External Directors	Non-Independent External Directors
Pedro Pablo Errazuriz Dominguez	Augusto Baertl Montori
Alfonso de Orbegoso Baraybar	Roberto Abusada Salah
Manuel del Rio Jimenez	Alfonso García Miró Peschiera
José Antonio Rosas Dulanto	Carlos Montero Graña
Rafael Venegas Vidaurre

3.	The decision on the appointment of the external auditor for the period 2017 was delegated to the Board.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: March 31, 2017